SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is the English translation of the letter dated December 23, 2021, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, December 23, 2021 - IRSA Propiedades Comerciales (NASDAQ:IRCP, ByMA:IRCP), Argentina's leading Commercial Real Estate company, shares s a summary of the resolutions adopted at the referenced shareholders’ meeting:

ITEM ONE: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.
The meeting approved by majority the appointment of the representatives of shareholders ANSES FGS e IRSA Inversiones y Representaciones Sociedad Anónima (IRSA) to approve and sign the minutes of the Shareholders’ Meeting, jointly with the Chairman.

ITEM TWO: CONSIDERATION OF MERGER BETWEEN IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA (“IRSA”), AS MERGING COMPANY, AND IRSA PROPIEDADES COMERCIALES S.A. (“IRSA PC”), AS MERGED COMPANY, PURSUANT TO THE PROVISIONS OF SECTIONS 82 ET SEQ. OF THE GENERAL COMPANIES LAW AND SECTIONS 80 ET SEQ. OF THE INCOME TAX LAW No. 20,628. CONSIDERATION OF SPECIAL MERGER FINANCIAL STATEMENTS OF IRSA PC AS OF JUNE 30, 2021 AND SUPERVISORY COMMITTEE’S AND AUDITOR’S REPORTS. CONSIDERATION OF PRELIMINARY MERGER AGREEMENT WITH IRSA DATED SEPTEMBER 30, 2021. CONSIDERATION OF EARLY DISSOLUTION OF IRSA PC (WITHOUT LIQUIDATION) AS A RESULT OF ITS MERGER INTO IRSA. APPOINTMENT OF IRSA PC’S REPRESENTATIVES OR AGENTS WHO SHALL EXECUTE AND DELIVER THE FINAL MERGER AGREEMENT. DELEGATION TO THE BOARD OF DIRECTORS OF THE POWERS REQUIRED TO IMPLEMENT THE REGISTRATION OF THE DISSOLUTION (WITHOUT LIQUIDATION) BEFORE THE CONTROL AUTHORITIES AND ANY OTHER RELEVANT REGISTRATION.
The meeting approved by majority:
1.
The corporate reorganization procedure described by the Chairman for the reasons explained upon submitting it for consideration and approval.
2.
The Preliminary Merger Agreement between the Company and IRSA as executed on September 30, 2021.
3.
The Exchange Ratio, as follows: (i) 1.40 New Shares of IRSA for each common share of IRSAPC; and (ii) 0.56 Global Depositary Shares of IRSA for each American Depositary Share of IRSAPC, authorizing the Company’s directors and/or attorneys-in-fact, if so required by the control authorities, to execute such supplementary documents as deemed suitable for the information on the Exchange Ratio to be transparent and clear, in both the local and foreign markets, including, without limitation, any addenda to the Preliminary Merger Agreement.
4.
The Special Merger Financial Statements as of June 30, 2021;the Supervisory Committee’s report on the Special Financial Statements and the Auditor’s report on the Special Financial Statements.
5.
IRSA PC’s early dissolution due to its merger into IRSA, and to approve the delegation to the Board of the powers required to agree to non-material changes and/or amendments to the documents under consideration.
6.
Notwithstanding the provisions set forth in the Preliminary Merger Agreement regarding the administration of the Company by IRSA following the approval of the shareholders’ meeting, and for the sole purpose of executing the Final Merger Agreement, to authorize the members of the Board of Directors and/or attorneys-in-fact of the Company, individually and indistinctly or in such combinations and for such amounts as set forth in the Company’s General Broad Power of Attorney, empowering any of them to execute and deliver the Final Merger Agreement, with sufficient powers to substitute this power of attorney in favor of any other individual that may be deemed suitable.
7.
To authorize attorneys-at-law Lucila Huidobro and/or Maria Laura Barbosa and/or Carolina Zang and/or María Angélica Grisolía and/or Camila Juarez Cortese and/or Carla Landi and/or Cristian Bruno and/or Gaston Di Iorio and/or Ms. Andrea Muñoz and/or their designees, any of them acting indistinctly, to carry out the proceedings required before the Argentine Securities Commission, Bolsas y Mercados Argentinos S.A., the General Superintendency of Corporations (Inspección General de Justicia), and any other registration authority at national, provincial and/or municipal level, and any foreign entity, including, without limitation, the United States Securities and Exchange Commission and NASDAQ, send notices, make filings and secure the dissolution without liquidation of the Company, the approval of its merger into IRSA and the ensuing cancellation of the public offering of IRSA PC’s shares, broadly empowering each of the above mentioned individuals to agree to changes imposed by the relevant authorities and/or such as may result from the proceedings to be carried out. In addition, they are empowered to implement all shareholders’ resolutions necessary to give effect to them, with broad powers to answer governmental remarks (“vistas”), requests for information, agree to changes, sign public notices, briefs or deeds, sign affidavits and take any other action necessary in connection with the reorganization procedure to be approved by this shareholders’ meeting, all in strict compliance with the applicable regulations of the General Superintendency of Corporations, the Argentine Securities Committee and/or any other national or foreign control authority.

ITEM THREE: AUTHORIZATION TO CARRY OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION AND THE GENERAL SUPERINTENDENCY OF CORPORATIONS.
The meeting approved by majority to appoint attorneys-at-law María Laura Barbosa and/or Carolina Zang and/or María Angélica Grisolia and/or Lucila Huidobro and/or Carla Landi and/or Camila Juarez Cortese and/or Gastón Di Iorio and/or Cristian Bruno and Ms. Andrea Muñoz, empowering them to carry out, individually and separately, all and each of the proceedings for registering the preceding shareholders’ resolutions with the Argentine Securities Commission, the General Superintendency of Corporations and any other national, provincial or municipal agencies that could be applicable, signing briefs, agreeing to and implementing changes, receiving notices, answering governmental remarks (“vistas”), filing and withdrawing documents, signing public notices and taking any other actions that could be necessary to such end.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for relationship with the markets
Dated: December 23, 2021